POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: 569-4708

Exemption #: 82-5037

June 26, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

02042296

02 JUN 28 AM 11:09

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated June 24, 2002, regarding Saskatchewan Wheat Pool launching a small shareholder program to shareholders that own 99 or fewer Class B Non-Voting Shares. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

CVancha

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 7/3

POOL
Saskatchewan Wheat Pool

For Immediate Release
June 24, 2002
Regina, Saskatchewan
Listed: TSE
Symbol: SWP.B

Saskatchewan Wheat Pool Launches Small Shareholder Program

Saskatchewan Wheat Pool is pleased to announce the SWP Small Shareholder Program, available to those shareholders that own 99 or fewer, Class B Non-Voting Shares as of June 21, 2002. The Program is designed to assist eligible shareholders in selling their shares in a convenient and inexpensive manner, without incurring brokerage commissions. It will also allow the company to reduce administrative costs.

The Program begins June 24, 2002 and will expire on September 24, 2002. Both registered holders and beneficial holders held in nominee form are eligible to participate. For more information, shareholders may contact 1-866-843-7665.

Saskatchewan Wheat Pool is a publicly traded agri-business co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information, please contact:

Colleen Vancha, Director
Investor Relations & Communications
Saskatchewan Wheat Pool
(306) 569-4782